_______________________________________________________________

             U.S. SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549
                 ______________________________

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):
[ X ] Form 10-K     [   ] Form 20-F      [   ] Form 11-K
[   ] Form 10-Q     [   ] Form N-SAR     [   ] Form 10-KSB
[   ] Form 10-QSB

For Period Ended:  December 31, 1999    SEC File Number:  1-1525
[   ] Transition Report on Form 10-K    CUSIP Number: 376537106
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
[   ] For the Transition Period Ended:


__________________________________________________________________
PART I - REGISTRANT INFORMATION

  GLADSTONE ENERGY, INC.
__________________________________________________________________
 (Full Name of Registrant)

  3800 Oak Lawn Avenue, Suite 590
__________________________________________________________________
(Address of Principal Executive Office)

  Dallas, Texas                      75219
__________________________________________________________________
(City and State)                   (Zip Code)

__________________________________________________________________
PART II - RULES 12b-25(b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]     (b) The subject quarterly report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached, if applicable.

__________________________________________________________________
PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

   SEE ATTACHMENT III
__________________________________________________________________
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Kathie Murphy             214              528.9710
        (Name)             (Area Code)      (Telephone Number)
__________________________________________________________________

(2) Have all other periodic reports
    required under Section 13 or 15(d)
    of the Securities Exchange Act of
    1934 or Section 30 of the Investment
    Company Act of 1940 during the
    preceding 12 months been filed?       [ X ]   Yes    [  ]  No

    If answer is no, identify reports.
__________________________________________________________________

(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?                             [ X ]   Yes    [   ]  No

     If so:  attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     SEE ATTACHMENT IV(3)

                    GLADSTONE ENERGY, INC.
           ___________________________________________
           (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2000




                                   By:  /s/ SHEILA IRONS
                                      ---------------------------
                                   Name:   Sheila Irons
                                        -------------------------
                                   Title:  Vice President
                                         ------------------------


                            ATTENTION
Intentional misstatements or omissions constitute Federal
Criminal Violations (see 18 U.S.C. 1001).

                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                         OF FORM 10-K
            FOR FISCAL YEAR ENDED DECEMBER 31, 1999


     Registrant requires additional time to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 so that it can file a complete and accurate document.

                         ATTACHMENT IV(3)
                               TO
                  NOTIFICATION OF LATE FILING
                          OF FORM 10-K
             FOR FISCAL YEAR ENDED DECEMBER 31, 1999

     For the year ended December 31, 1999, the Registrant recorded a net loss of approximately $204,000, compared to a net loss of approximately $486,000 for the year ended December 31, 1998.